June 16, 2009

DIRECT DIAL: 212-451-2333
Email: swolosky@olshanlaw.com

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:                      Christina E. Chalk, Esq.
David L. Orlic, Esq.

Re:	CPI Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on June 5, 2009 by Ramius Value and Opportunity Master Fund Ltd, et al.
File No. 001-10204

Dear Ms. Chalk and Mr. Orlic:

We acknowledge receipt of the letter of comment dated June 15, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

General

1.	We refer to comment 2 of our prior letter. You have retained a statement on page 14 that you are “soliciting proxies” to elect certain of the company’s nominees. Please revise. See Rule 14a-4(d).

The proxy statement has been revised in response to the Staff’s comment.  Please see page 14 of the proxy statement.

2.	Please identify the unnamed CPI nominee for whom stockholders will not be able to vote using your proxy card.

The proxy statement has been revised in response to the Staff’s comment.  Please see the cover letter to the proxy statement, pages 2 and 14 of the proxy statement, and the proxy card.

June 16, 2009

Background to the Solicitation, Page 7

3.
We refer to comment 5 of our prior letter.  You have provided limited additional explanatory details concerning why Ramius and Knightspoint ceased to be a group for purposes of Regulation 13D in February 2009.  Please disclose why it became increasingly clear that the Ramius Group and Knightspoint were no longer aligned with respect to their interests in the company.  In what specific ways did their views diverge?

The proxy statement has been revised in response to the Staff’s comment.  Please see page 8 of the proxy statement.

4.
We refer to comment 9 of our prior letter.  You do not appear to have amended your beneficial ownership report with respect to CPI to reflect the existence of the proxy agreement or to file the agreement as an exhibit.  Please advise.

The Ramius Group amended its Schedule 13D on June 16, 2009 to reflect the existence of the irrevocable proxy and agreement and to file a form of the irrevocable proxy and agreement as an exhibit thereto.

Incorporation by Reference, Page 20

5.
We reissue comment 13 of our prior letter.  All of the information required by Schedule 14A must be provided when your proxy is disseminated, either in the proxy statement itself, or via incorporation by reference.  Please confirm your understanding as previously requested.

We hereby confirm our understanding that all of the information required by Schedule 14A must be provided when the proxy is disseminated, either in the proxy statement itself, or via incorporation by reference.

Form of Proxy

6.
We refer to your response to comment 14 of our prior letter.  Please clarify your response.  Given that your directors are elected by a majority of those shares represented in person or by proxy and voting at the meeting, it would appear that a vote cast against a nominee would be counted in determining whether a nominee has received the requisite majority of votes, and therefore the “against” vote would be given legal effect.  That is, under a majority voting system, a director nominee is not elected if a greater number of votes are voted against the director’s election than for that director’s election.  Please advise, or revise your proxy to provide a means for shareholders to vote against each nominee.  If you believe the ability to abstain is effectively the equivalent of a vote against a nominee under these circumstances, explain why.  See Instruction 2 to Rule 14a-4(b) and footnote 5 to Release No. 34-16356 (November 21, 1979).

June 16, 2009

We acknowledge the Staff’s comment.  The proxy statement has been revised to provide a means for shareholders to vote against each nominee.  Please see the proxy card.

*     *     *     *     *

June 16, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky, Esq.

Enclosure

cc:	Mark R. Mitchell
Owen Littman